GLOBAL-SMART.TECH INC.

Kava B.B., 85320 Tivat, Montenegro

September 12, 2024

The United States Securities

and Exchange Commission

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Global-Smart.Tech Inc.

Acceleration Request for Registration Statement on Form S-1 (No.  333-267740)

Dear Ladies and Gentlemen,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Global-Smart.Tech Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (No.  333-267740), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on September 16, 2024, or as soon as practicable thereafter.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Global-Smart.Tech Inc.

By: /s/ Yehor Rodin

Yehor Rodin, President/ Director/ Treasurer / Secretary
(Principal Executive, Financial and Accounting Officer)